SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                      BALCOR EQUITY PENSION INVESTORS-III
                           (Name of Subject Company)

                      BALCOR EQUITY PENSION INVESTORS-III
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                          Bannockburn, Illinois 60015
                                (847) 267-1600

         (Name, Address and Telephone Number of Persons Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5200
Item 1.   Security and Subject Company

     The name of the subject partnership is Balcor Equity Pension Investors-III, an Illinois limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 2355 Waukegan Road, Suite A200, Bannockburn, Illinois 60015. The Partnership's general partner is Balcor Equity Partners-III, an Illinois partnership (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's limited partnership interests originally sold to tax-exempt entities (the "Tax-Exempt Units"), which are held by the Partnership's limited partners (the "Limited Partners").

Item 2.   Tender Offer of the Bidder

     This statement relates to the unsolicited tender offer by Walton Street Capital Acquisition Co. II, L.L.C., a Delaware limited liability company ("Walton Street"), to purchase up to 209,244 (but not more than 209,244) of the Tax-Exempt Units at a purchase price of $120 per Tax-Exempt Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1996 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "Offer"). This represents approximately 30.6% of the total number of taxable and tax-exempt Units. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 20, 1996, as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the address of the principal executive office of Walton Street is 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

     Walton Street has entered into an agreement (the "Assignment Agreement") with Beattie Place LLC ("Beattie Place") pursuant to which, among other things, Walton Street has assigned to Beattie Place the right to purchase approximately 16.2% of the Tax-Exempt Units tendered pursuant to the Offer. Beattie Place was organized by Metropolitan Acquisition VII, L.L.C. ("Metropolitan") for the purpose of acquiring Tax-Exempt Units pursuant to the Offer. Metropolitan owns 99.9% of the equity interest in Beattie Place, and MAP VII Acquisition Corporation ("MAP"), which is the managing member of Beattie Place, owns the remaining 0.1% interest in Beattie Place. MAP also owns a 9.9% equity interest in, and is the managing member of, Metropolitan. Each of Beattie Place, Metropolitan and MAP is an affiliate of Insignia Financial Group, Inc. ("Insignia"). As described below, other affiliates of Insignia have entered into certain agreements with the Partnership regarding certain of the Partnership's properties.
Item 3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

     (b)(i) The Partnership and its affiliates have the following material contracts, agreements, arrangements and understandings and actual or potential conflicts of interest with the Partnership, the General Partners and their affiliates:

     The General Partner is entitled to a certain percentage of the annual cash flows of the Partnership resulting from the operations of the Partnership's investments. For the quarter ended March 31, 1996, the General Partner received $277,651 pursuant to this provision, of which $69,412.75 (25%) was deposited into the Repurchase Fund. Additionally, the General Partner is entitled to receive a share of Net Cash Proceeds from the sale of real properties and repayment of mortgage loans. Such share of Net Cash Proceeds is subordinated to certain preferential rights of the Limited Partners. These preferential rights of the Limited Partners subordinate the General Partner's right to receive such distributions of Net Cash Proceeds to the receipt by Limited Partners of their original capital plus an agreed upon rate of return. Due to such subordination, the General Partner does not expect to receive any such distributions from the Partnership in connection with the sale of any of the Partnership's properties or the repayment of mortgage loans.

     (b)(ii) The Partnership and its affiliates have the following material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest with Walton Street, or its affiliates:

     Various present and former affiliates of Walton Street have talked with, or made proposals to, affiliates of the General Partner in the ordinary course about purchasing individual properties that were being marketed for sale by such affiliates of the General Partner. In late 1993, affiliates of Walton Street met with affiliates of the General Partner regarding the potential acquisition of the General Partner. These meetings were exploratory in nature, were unsolicited by affiliates of the General Partner and no information was exchanged as a result of these meetings.

     As of November 4, 1994, an affiliate of Insignia, which is the ultimate parent entity of Beattie Place, entered into property management agreements with respect to properties owned by the Partnership (collectively, the "Property Management Agreements"). Specimens of the Property Management Agreements are filed herewith as Exhibit 2. The Property Management Agreements, which are terminable at the option of either party upon sixty days' prior written notice, provide for annual fees of 5% of gross operating receipts to be paid to Insignia on a monthly basis for residential properties and between 3% and 6% of gross operating receipts for commercial properties depending upon whether Insignia performs leasing services. The Property Management Agreements may be terminated by the purchasers of the Partnership's properties as the properties are sold.

     As a result of this contractual arrangement, Beattie Place may have a conflict of interest with the General Partner and the non-tendering Limited
Partners.  Because of its affiliation with Insignia, Beattie Place may have an interest in the Partnership continuing to pay the monthly property management fees described above to Insignia.  Sales of the Partnership's properties would result in Insignia's loss of these fees if the purchaser of the properties were
to elect to terminate the Property Management Agreements for the properties.
As discussed below, any sale of all or substantially all of the Partnership's properties in a single transaction or series of related transactions requires the approval of the holders of a majority of the outstanding Units.  Therefore,
Beattie Place may have a conflict of interest with any non-tendering Limited
Partner who may find such a sale desirable or with the General Partner if the
General Partner were to recommend such sale to the Limited Partners.

     During the first half of 1995, affiliates of Walton Street approached affiliates of the General Partner with regard to a variety of business proposals, including a proposal to purchase all or a portion of the general partners of the partnerships (including the Partnership) sponsored by affiliates of the General Partner, or performing some or all of their various general partner functions. These contacts were very preliminary and exploratory in nature and the discussions concluded without reaching any agreement. In addition, Insignia has previously had preliminary discussions with the General Partner concerning the acquisition by Insignia of the general partner interest in the Partnership held by the General Partner, but those discussions are not currently active.

     In April 1996, Insignia and the Partnership entered into Disposition Support Agreements (each a "Support Agreement") with respect to two of the Partnership's residential properties, pursuant to which among other things, the Partnership has engaged Insignia to assist in the marketing of those residential properties in connection with their proposed sale. The Support Agreements are filed herewith as Exhibit 3. However, each Support Agreement specifically states that Insignia is not authorized to negotiate on behalf of the Partnership, or bind the Partnership to, any contract or other agreement of any kind. Each Support Agreement provides that Insignia will be paid a fee for its services which is based on the sale price of the subject property, but Insignia is only entitled to such compensation if the property is sold.
Neither Walton Street nor any affiliate of Walton Street is a party or would receive any income from the Support Agreement.

     On several occasions during the first four months of 1996, representatives of Walton Street met with representatives of the General Partner. During these meetings: (i) Walton Street informed the General Partner that Walton Street was considering making an offer to Limited Partners in the Partnership and for limited partnership interests in certain partnerships affiliated with the Partnership, (ii) requested information on properties held by the Partnership, and (iii) requested a list disclosing the Limited Partners of the Partnership. After the first meeting, Walton Street sent a letter to the General Partner requesting a list of Limited Partners. The General Partner provided this list to Walton Street on or about March 15, 1996 and, additionally, provided information with respect to the Partnership's properties.

     After the meetings, representatives of Walton Street and representatives of the General Partner orally discussed several issues relating to the proposed price at which Walton Street would seek to acquire Tax-Exempt Units.  As part of these discussions, representatives of Walton Street received certain preliminary information orally concerning valuations being performed by Alex.
Brown & Sons Incorporated ("Alex. Brown") at the request of the General Partner which indicated a preliminary value, subject to change, of $189 per Tax-Exempt
Unit.  The representatives of Walton Street and the representatives of the
General Partner exchanged views on the value of the Partnership's assets.  The
General Partner's view of the current value of the Partnership's assets, in the aggregate, is not materially different from that of Walton Street.  Of course,
the process of valuing an asset is subject to, and affected by, a number of factors including but not limited to interest rates, the capital marketplace, investor demand and property performance.  Each of these valuation factors are variable and, as such, the value of an asset is subject to change either positively or negatively.  Moreover, these factors affect not only the value of the assets, but the appropriateness of the discount from Partnership value to the offering price for the Units.  Therefore, in evaluating the offering price, each Limited Partner must determine whether the discount from current value of the offering price is appropriate first with respect to the risk associated with whether and when the assets can ultimately be sold at their current value and second with respect to their own individual investment objectives and need for liquidity.

     The ownership of a substantial number of Tax-Exempt Units by any person or entity presents a potential conflict of interest between such person or entity on the one hand and the General Partner and any nontendering Limited Partners on the other hand. If the transactions contemplated in the Offer were to be consummated, Walton Street could own a substantial number of Tax-Exempt Units. Furthermore, following the completion of the Offer, Walton Street may acquire additional Tax-Exempt Units through private purchases, one or more future tender offers or any other means deemed advisable by Walton Street. The ownership of a large block of Units by Walton Street would enable Walton Street to significantly influence decisions of the Partnership with respect to certain Partnership matters.

     Holders of a majority of the outstanding Units are entitled to vote to take any of the following actions: (i) remove the General Partner; (ii) elect or approve a successor to any removed or withdrawn General Partner; (iii) dissolve the Partnership; and/or (iv) amend the Partnership's Partnership Agreement (the "Partnership Agreement"). In order to amend certain provisions of the Partnership Agreement, approval by the General Partner as well as an affirmative vote by the holders of a majority of the outstanding Units is required. Similarly, subject to certain limited exceptions, the consent of the General Partner and an affirmative vote by the holders of a majority of the outstanding Units is required to sell all or substantially all of the assets of the Partnership in a single transaction or a series of related transactions.

     Limited Partners holding more than 10% of the Units are entitled to call a meeting at which the matters described in this Item 3(b)(ii) may be submitted to a vote of the Limited Partners. Therefore, such ownership by Walton Street may increase the likelihood that any one or more of the actions described in this Item 3(b)(ii) may or may not be taken by the Partnership. Such actions may conflict with the General Partner' intentions and/or any non-tendering Limited Partner's desires with respect to such Partnership matters.

     If the General Partner is removed as General Partner by the Limited Partners at some future date, such removal may adversely impact the employment needs of The Balcor Company, a partner of the General Partner.

     Except as set forth in Items 3(b)(1) above and this Item 3(b)(2), there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Partnership or any of its affiliates and (i) the General Partner, its executive officers, directors or affiliates or (ii) Walton Street, or its executive officers, directors or affiliates.
Item 4.   The Solicitation or Recommendation

     (a) The General Partner is expressing no opinion and remaining neutral with respect to the Offer.

     (b) The General Partner is not making a recommendation and is remaining neutral with respect to the Offer because (i) on the one hand, the General Partner recognizes that Walton Street is making the Offer with a view to making a profit at the expense of the Limited Partners and the offering price is below the current liquidation value per Tax-Exempt Unit provided by Alex. Brown while, (ii) on the other hand, the Offer provides Limited Partners who desire immediate cash with the opportunity to immediately liquidate their investment in the Partnership. Although the General Partner is not making a recommendation with respect to the Offer, the General Partner believes that the Limited Partners should consider the following factors in making their own decision of whether to accept or reject the Offer:

          (i) The Partnership engaged Alex. Brown to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 for Tax-Exempt Units is $189 per Tax-Exempt Unit. The Alex. Brown Valuation Report is filed herewith as Exhibit 4. This value includes the first quarter distribution which was paid in April, 1996 in the amount of $3.72 per Tax-Exempt Unit. Therefore, the net Alex. Brown value is $185.28 per Tax-Exempt Unit (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is approximately 65% of the net Alex. Brown value.

          Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby"). The Darby valuation represents the value of a Tax-Exempt Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets by the end of 2003. As such, it is not intended to represent the value for which a Tax-Exempt Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $220 per Tax-Exempt Unit and the net Darby value (after deducting the first quarter distribution of $3.72 per Tax-Exempt Unit) is $216.28 per Tax-Exempt Unit. The Walton Street offer is approximately 55% of the net Darby value. The Darby Valuation Report is filed herewith as Exhibit 5.

          (ii) As of March 31, 1996, the Partnership had cash reserves of approximately $14.36 per Tax-Exempt Unit, which represents 12% of Walton Street's offering price. This cash reserve has been adjusted to deduct the quarterly distribution of $3.72 which was declared as of March 31, 1996 and paid in mid-April, 1996. Based upon current operations, the Partnership currently expects to make a distribution of $3.72 per Tax-Exempt Unit in mid-July, 1996. If you elect to tender your Tax-Exempt Units to Walton Street, this distribution will either be paid directly to Walton Street or deducted from their offering price for your Tax-Exempt Units.

          (iii)     The most recent issue of Partnership Spectrum (April/May
1996) indicates that the Tax-Exempt Units traded in a range from $103 to
$139.18 during the sixty day period ended March 31, 1996, reflecting 46 trades.
These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced.
Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

          (iv) The Partnership has ten remaining investments all of which are operating properties. In previous communications, we indicated that our strategy was to continue to hold these assets beyond the original anticipated holding period. However, we also indicated that because of the current strength in the apartment acquisition market, we were marketing the Partnership's residential properties. In that regard, we have entered into a contract to sell Westlake Meadows apartments. The negotiated price is approximately 16% above the Alex. Brown value for this property. If the sale is successfully completed at the current price, the proceeds will result in a distribution to holders of Tax-Exempt Units of approximately $16.60 per Tax-Exempt Unit or approximately 14% of the Walton offer price. No assurance can be given that the transaction with respect to the Westlake Meadows apartments will be closed or what the final distribution will be if the transaction is consummated.

          (v) Limited Partners that generally are exempt from Federal income taxation will generally not be taxed on a sale of Tax-Exempt Units pursuant to the Offer. Acceptance of Walton Street's Offer will constitute a taxable event to taxable Limited Partners. However, both non-taxable and taxable Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.

          (vi) It is impossible for the General Partner to make any recommendation to Limited Partners who own taxable Units as Walton Street's Offer only provides for the purchase of Tax-Exempt Units.

Item 5.   Persons Retained, Employed or to Be Compensated

     The Partnership has retained Darby each year since the inception of the Partnership to provide an annual valuation of the Units. The Partnership paid Darby aggregate fees and reimbursement of expenses of $25,104 for the year ended December 31, 1995. In addition, the Partnership retained Alex. Brown for the purpose of providing a current liquidation value of the Partnership. The Partnership paid Alex. Brown a fee of $119,068 for such valuation. None of the Partnership, the General Partner or any person acting on behalf of any of them has retained any other persons to make solicitations or recommendations to holders of Units in connection with the Offer.

Item 6.   Recent Transactions and Intent with Respect to Securities

     (a) To the best of the General Partner's knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership, the General Partner or any partner, executive officer, director, affiliate or subsidiary of either such entity.

     (b) To the best of the General Partner's knowledge, none of the Partnership, the General Partner, the Repurchase Fund or any partner, executive officer, director, affiliate or subsidiary of each such entity presently intends to tender any Units that are held of record or beneficially owned by such persons pursuant to the Offer.
Item 7.   Certain Negotiations and Transactions by the Subject Company

     (a) No negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership.

     (b) There are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a), although the General Partner has described certain discussions between the General Partner and third parties under Item 3(b)(ii).

Item 8.   Additional Information to be Furnished

     (a)  Tax Discussion

     Tax-exempt Limited Partners. Limited Partners that are generally exempt from Federal income taxation (such as pension and retirement plans and religious, charitable, scientific, literacy and educational organizations (the "Tax-exempt Limited Partners")) will generally not be taxable on a sale of Units pursuant to the Offer. However, in order to avoid tax on the sale, certain entities exempt under Section 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code must set aside or reserve the income from the sale for purposes related to their tax-exempt status, as described in Section 512(a)(3) of the Code. In addition, to the extent the Units of a Tax-exempt Limited Partner are considered debt-financed property as a result of borrowing by such Partner, all or part of the gain from the sale of the Units may be taxable as unrelated business taxable income (although certain "qualified organizations" may be excepted from taxation under Section 514(c)(9) of the Code). Also, a Tax-exempt Limited Partner would be taxable on a sale of Units in the unlikely event the Units are considered includible in inventory of the Partner or held primarily for sale to customers in the ordinary course of business.

     Taxable Limited Partners.   Limited Partners that are not exempt from
Federal income tax ("Taxable Limited Partners") will recognize gain on a sale of a Unit pursuant to the Offer to the extent that the amount realized exceeds the Limited Partner's adjusted tax basis in such Unit. Notably, any gain realized by a Taxable Limited Partner may possibly be offset by losses from other "passive activities" under the passive loss rules of Section 469 of the Internal Revenue Code of 1986, as amended (the "Code"). In the event a Taxable Limited Partner realizes a loss on disposition, such loss may be deductible only to the extent permitted under the passive loss rules and other applicable limitations. If a Taxable Limited Partner sells all Units (and such Units have not been aggregated for purposes of the passive loss rules with activities not currently being sold), loss recognized on the sale should be deductible by such Taxable Limited Partner against non-passive income, subject to any other applicable limitations (including capital loss limitations). Taxable Limited Partners should also consider the possibility of changes in the rate on long-term capital gains, as well as other tax law changes, in evaluating the Offer.
     In addition, other considerations could affect a Limited Partner's tax liability, including, but not limited to, alternative minimum taxes and state income taxes.

     (b)  Class Action Lawsuit

     On May 22, 1996, a purported class action lawsuit was filed as Tom Chipain, et al. v. Walton Street Capital Acquisition II, LLC, et al. (Circuit Court of Cook County, Illinois, Chancery Division). The General Partner and the general partners of nine affiliated limited partnerships, together with Walton Street, Metropolitan, Beattie Place and certain of their affiliated entities and individuals are the defendants. The named plaintiffs are partners in four of the partnerships which are the subject of the Walton Street tender offer including this one. The Complaint alleges that the defendants individually and, with respect to certain of the defendants, in concert have breached their fiduciary duty owed to limited partners in connection with the conduct of the tender offer and further alleges that certain aspects of the tender offer are coercive and unfair. With respect to the General Partner, the Complaint alleges that it breached fiduciary duties to limited partners by failing to prevent the tender offer or taking other steps to obtain a better price for limited partners. The Complaint seeks certain injunctive relief and compensatory damages.

     The General Partner believes that the allegations in this action are unfounded and without any basis in law or fact and the General Partner intends to take such steps as it deems appropriate in response to this action. It is not determinable at this time whether or not an unfavorable decision would have a material adverse impact on the Partnership.

Item 9.   Material to be Filed as Exhibits

     1.  (a)(1)     Letter to Investors, dated May 28, 1996
     2.  (c)(1)     Specimen Property Management Agreements
     3.  (c)(2)     Specimen Disposition Support Agreement
     4.  (c)(3)     Alex. Brown Valuation Report
     5.  (c)(4)     The Darby Valuation Report [to be filed by amendment]
     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 28, 1996          BALCOR EQUITY PENSION INVESTORS-III

                          By: Balcor Equity Partners-III, its
                              general partner
                              By:The Balcor Company, a general
                              partner

                              By: /s/ Thomas E. Meador
                              --------------------------
                              Thomas E. Meador, Chairman